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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 8

                                       TO
                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
   under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                         BARRETT RESOURCES CORPORATION
                       (Name of Subject Company (issuer))
                            SRM ACQUISITION COMPANY
                               SHELL OIL COMPANY
                      (Names of Filing Persons (offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                                   068480201
                     (CUSIP Number of Class of Securities)

                                Lori M. Muratta
                                 Senior Counsel
                               Shell Oil Company
                                One Shell Plaza
                                 910 Louisiana
                              Houston, Texas 77002
                                 (713) 241-6161
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)
                                    Copy to:
                             Joseph A. Cialone, II
                               Baker Botts L.L.P.
                                One Shell Plaza
                                 910 Louisiana
                           Houston, Texas 77002-4995
                                 (713) 229-1234

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
            ----------------------                         ----------------------
              $1,967,152,550.00                                 $393,430.51

---------------
* For purposes of calculating amount of filing fee only. Based on the offer to purchase 35,766,410 shares of common stock, par value $.01 per share, of Barrett Resources Corporation, including the related preferred stock purchase rights, at a purchase price of $55.00 per share net to the seller in cash, without interest. Such number of shares represents the total of 33,055,586 shares outstanding as of November 8, 2000 (as reported in Barrett Resources Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000), and the 2,710,824 shares issuable on exercise of options to purchase shares outstanding as of December 31, 1999 (as reported in Barrett Resources Corporation's Annual Report on Form 10-K for the year ended December 31, 1999).
** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $393,430.51              Filing Party: SRM Acquisition Company
                                                                         Shell Oil Company
            Form or Registration No.: Schedule TO            Date Filed: March 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X] third-party tender offer subject to Rule 14d-1.
  [ ] issuer tender offer subject to Rule 13e-4.
  [ ] going-private transaction subject to Rule 13e-3.
  [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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


    This Amendment No. 8 to Tender Offer Statement on Schedule TO (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on March 12, 2001 (the "Schedule TO"), as amended by Amendment No. 1 dated March 13, 2001, Amendment No. 2 dated March 15, 2001, Amendment No. 3 dated March 23, 2001, Amendment 4 dated March 28, 2001, Amendment No. 5 dated April 6, 2001, Amendment No. 6 dated April 10, 2001 and Amendment No. 7 dated April 20, 2001, by SRM Acquisition Company (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), and Shell relating to the purchase of (1) all outstanding shares of common stock, par value $.01 per share, of Barrett Resources Corporation (the "Company") and (2) the associated preferred stock purchase rights outstanding under the Rights Agreement dated as of August 5, 1997, as amended, between the Company and BankBoston, N.A., as Rights Agent (the "Rights"), that are not owned by the Purchaser, Shell or Shell's other direct or indirect subsidiaries, at a purchase price of $55.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 2001 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") that are annexed to and filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser and Shell.



ITEMS 1, 4 AND 11. SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; ADDITIONAL INFORMATION.



    On April 26, 2001, Shell issued a press release to announce that the Purchaser had increased the offering price in the offer from $55.00 to $60.00 per share in cash and that the offer had been extended. A copy of the press release is filed as Exhibit (a)(1)(V) hereto and is incorporated by reference herein. All references in the Schedule TO to "12:00 midnight, New York City time, on May 4, 2001" are hereby amended and restated to refer to "12:00 midnight, New York City time, on May 9, 2001."




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

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented as follows:


       (a)(1)(A)         -- Offer to Purchase, dated March 12, 2001*
       (a)(1)(B)         -- Letter of Transmittal*
       (a)(1)(C)         -- Notice of Guaranteed Delivery*
       (a)(1)(D)         -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees*
       (a)(1)(E)         -- Letter to Clients for Use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees*
       (a)(1)(F)         -- Guidelines for Certification of Taxpayer Identification
                            Number of Substitute Form W-9*
       (a)(1)(G)         -- Press release issued by Shell Oil Company on March 12,
                            2001*
       (a)(1)(I)         -- Summary Advertisement, published March 12, 2001*
       (a)(1)(J)         -- Preliminary Consent Statement, filed March 12, 2001*
       (a)(1)(K)         -- Complaint filed in the United States District Court for the District of Delaware on March 12, 2001*
       (a)(1)(L)         -- Amended Complaint filed in the Chancery Court, New Castle
                            County, Delaware on March 12, 2001*
       (a)(1)(M)         -- Transcript of Analysts Telephone Call dated March 7,
                            2001*
       (a)(1)(N)         -- Correspondence and Secretary's Certificate Certifying to
                            attached Resolutions of the Board of Directors of Barrett
                            Resources Corporation, dated March 14, 2001*
       (a)(1)(O)         -- Press release issued by Shell Oil Company on March 14,
                            2001*
       (a)(1)(P)         -- Press release issued by Shell Oil Company on March 22,
                            2001*
       (a)(1)(Q)         -- Press release issued by Shell Oil Company on March 28,
                            2001*
       (a)(1)(R)         -- Press release issued by Shell Oil Company on April 6,
                            2001*
       (a)(1)(S)         -- Correspondence to the Company dated March 23, 2001*
       (a)(1)(T)         -- Correspondence to the Company dated March 26, 2001*
       (a)(1)(U)         -- Press release issued by Shell Oil Company on April 20,
                            2001*
       (a)(1)(V)         -- Press release issued by Shell Oil Company on April 26,
                            2001
       (b)               -- None
       (c)               -- None
       (d)               -- None
       (e)               -- None
       (f)               -- None
       (g)               -- None
       (h)               -- None


---------------
* Previously filed as exhibits to Schedule TO

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

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 26, 2001


                                            SRM ACQUISITION COMPANY

                                            By:  /s/ WALTER VAN DE VIJVER
                                              ----------------------------------
                                                     Walter van de Vijver
                                                President and Chief Executive
                                                            Officer

                                            SHELL OIL COMPANY

                                            By: Shell Exploration & Production
                                                Company, as agent

                                            By:  /s/ WALTER VAN DE VIJVER
                                              ----------------------------------
                                                     Walter van de Vijver
                                                President and Chief Executive
                                                            Officer

                               INDEX OF EXHIBITS


      EXHIBIT NO.                                  DOCUMENT
      -----------                                  --------
       (a)(1)(A)         -- Offer to Purchase, dated March 12, 2001*
       (a)(1)(B)         -- Letter of Transmittal*
       (a)(1)(C)         -- Notice of Guaranteed Delivery*
       (a)(1)(D)         -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees*
       (a)(1)(E)         -- Letter to Clients for Use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees*
       (a)(1)(F)         -- Guidelines for Certification of Taxpayer Identification
                            Number of Substitute Form W-9*
       (a)(1)(G)         -- Press release issued by Shell Oil Company on March 12,
                            2001*
       (a)(1)(I)         -- Summary Advertisement, published March 12, 2001*
       (a)(1)(J)         -- Preliminary Consent Statement, filed March 12, 2001*
       (a)(1)(K)         -- Complaint filed in the United States District Court for the District of Delaware on March 12, 2001*
       (a)(1)(L)         -- Amended Complaint filed in the Chancery Court, New Castle
                            County, Delaware on March 12, 2001*
       (a)(1)(M)         -- Transcript of Analysts Telephone Call dated March 7,
                            2001*
       (a)(1)(N)         -- Correspondence and Secretary's Certificate Certifying to
                            attached Resolutions of the Board of Directors of Barrett
                            Resources Corporation, dated March 14, 2001*
       (a)(1)(O)         -- Press release issued by Shell Oil Company on March 14,
                            2001*
       (a)(1)(P)         -- Press release issued by Shell Oil Company on March 22,
                            2001*
       (a)(1)(Q)         -- Press release issued by Shell Oil Company on March 28,
                            2001*
       (a)(1)(R)         -- Press release issued by Shell Oil Company on April 6,
                            2001*
       (a)(1)(S)         -- Correspondence to the Company dated March 23, 2001*
       (a)(1)(T)         -- Correspondence to the Company dated March 26, 2001*
       (a)(1)(U)         -- Press release issued by Shell Oil Company on April 20,
                            2001*
       (a)(1)(V)         -- Press release issued by Shell Oil Company on April 26,
                            2001
       (b)               -- None
       (c)               -- None
       (d)               -- None
       (e)               -- None
       (f)               -- None
       (g)               -- None
       (h)               -- None


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* Previously filed as exhibits to Schedule TO